UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. 1)


Under the Securities Exchange Act of 1934

_____________Intraware, Inc.____________
(Name of Issuer)

_____________Common Stock_____________
(Title of Class of Securities)

______________46118M103_______________
(CUSIP Number)

____________March 31, 2004____________
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For IA & IAR
    [ ]  Rule 13d-1(c) For LP if any
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  46118M103	SCHEDULE 13G	Page 2 of 12


1	Name of Reporting Person

Passport Master Fund, LP

	IRS Identification Nos. of Above Persons (entities only)	98-0409552

2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

British Virgin Islands

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 4,167,953
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 4,167,953



9	Aggregate Amount Beneficially Owned by each Reporting Person

	4,167,953

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

11	Percent of Class Represented by Amount in Row 9

	7.40%

12	Type of Reporting Person*

	PN


 CUSIP No.  46118M103	SCHEDULE 13G	Page 3 of 12


1	Name of Reporting Person

Passport Master Fund II, LP

	IRS Identification Nos. of Above Persons (entities only)	98-0409554


2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

British Virgin Islands

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power  2,267,557
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power  2,267,557



9	Aggregate Amount Beneficially Owned by each Reporting Person   2,267,557

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

11	Percent of Class Represented by Amount in Row 9

	 3.81%

12	Type of Reporting Person*

	PN


CUSIP No. 46118M103	SCHEDULE 13G	Page 4 of 12


1	Name of Reporting Person

Passport Management LLC

	IRS Identification Nos. of Above Persons (entities only)	41-2076095


2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

Delaware

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 6,365,231
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 6,365,231



9	Aggregate Amount Beneficially Owned by each Reporting Person  6,365,231

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

11	Percent of Class Represented by Amount in Row 9

	11.21%

12	Type of Reporting Person*

	IA
	OO


CUSIP No.  46118M103	SCHEDULE 13G	Page 5 of 12


1	Name of Reporting Person

Ralph K. McCluskey II

	IRS Identification Nos. of Above Persons (entities only)


2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

United States of America

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 6,365,231
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 6,365,231



9	Aggregate Amount Beneficially Owned by each Reporting Person  6,365,231

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

11	Percent of Class Represented by Amount in Row 9

	11.21%

12	Type of Reporting Person*

	HC
	IN


CUSIP No.  46118M103	SCHEDULE 13G	Page 6 of 12


1	Name of Reporting Person

John H. Burbank III

	IRS Identification Nos. of Above Persons (entities only)

2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

United States of America

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 6,365,231
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 6,365,231



9	Aggregate Amount Beneficially Owned by each Reporting Person  6,365,231

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

11	Percent of Class Represented by Amount in Row 9

	11.21%

12	Type of Reporting Person*

	HC
	IN


CUSIP No.  46118M103	SCHEDULE 13G	Page 7 of 12


Item 1(a).	Name of Issuer.

Intraware, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

25 Orinda Way, Orinda, CA 94563

Item 1(c)	This statement relates to the common stock of the issuer

Item 1(d)	CUSIP No. of the issuer is:  46118M103

Item 2(a).	Names of Persons Filing.

Passport Management LLC
Passport Master Fund LP
Passport Master Fund II, LP
Ralph K. McCluskey II
John H. Burbank III

(collectively, the "Filers").

Item 2(b).	Address of Principal Business Office or, if none, Residence.

	The business address of each of the Filers is 402 Jackson Street, San Francisco, CA 94111

Item 2(c).	Citizenship.

	For citizenship of each Filer, See Item 4 of pages 2 through 6, for each Filer

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

46118M103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).


CUSIP No.  46118M103	SCHEDULE 13G	Page 8 of 12


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E) (as to Passport Management LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (as to Messrs. McCLusky and Burbank).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) through six (6) of this Schedule 13G, which Items are incorporated by reference herein.




CUSIP No.  46118M103	SCHEDULE 13G	Page 9 of 12


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

(a)	Each of Passport Management LLC, Ralph McClusky and John Burbank
beneficially own 6,365,231 shares of the Stock representing 11.21% of the aggregate number of shares of common stock outstanding as of December 31, 2003 as reported by the issuer. Passport Master Fund LP beneficially owns 4,403,234 shares of the Stock and Passport Master Fund II LP beneficially owns 2,267,557 shares of the Stock, representing approximately 7.40% and 3.81% respectively of the aggregate number of shares of common stock outstanding as of December 31, 2003 as reported by the issuer.

(b)	Passport Management LLC, an investment adviser that is controlled and managed by Messrs. McClusky and Burbank (as co-Managers), has voting and dispositive power over all of the Shares reported by the Filers. Neither Mr. McClusky or Mr. Burbank, acting alone, has voting or dispositive power over the Shares. Messrs. McClusky and Burbank, and each of them, disclaim beneficial ownership of the all of the Shares reported herein.

(c)	Passport Management LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page four (4) of this Schedule 13G pursuant to separate arrangements whereby it acts as an investment adviser to certain persons. Passport Master Fund LP and Passport Master Fund II LP (collectively, the "Partnerships") are persons for whom Passport Management LLC acts as investment adviser. Each of the Partnerhips has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

(d)	An Agreement Regarding Joint Filing is being filed as an Exhibit.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

	By signing below, the Filers and each of them certifies that, to the best of his, her or its knowledge and belief, the securities referred to above on pages two (2) through six (6) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No.  46118M103	SCHEDULE 13G	Page 10 of 12

Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	April 9, 2004

	PASSPORT MANAGEMENT LLC


		/s/ Ralph K. McClusky II
	By: 	_________________________
		Ralph K. McClusky II
	Its:  	Co-Manager

		/s/ John H. Burbank III
	By:	_________________________
		John H. Burbank III
	Its:  	Co-Manager



	PASSPORT MASTER FUND LP

	By:  	Passport Holdings LLC, its General Partner

			/s/ Ralph K. McClusky II
		By:  _________________________
			Ralph K. McClusky II
		Its:  	Co-Manager

			/s/ John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager

	PASSPORT MASTER FUND II LP

	By:  	Passport Holdings LLC, its General Partner

			/s/ Ralph K. McClusky II
		By:  _________________________
			Ralph K. McClusky II
		Its:  	Co-Manager

			/s/ John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager


	RALPH K. MC CLUSKEY II (Individually)
	/s/ Ralph K. McClusky II
	__________________________


	JOHN H. BURBANK III (Individually)

	/s/ John H. Burbank III
	__________________________



EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

The undersigned, Passport Management LLC, a Delaware limited liability company, Passport Master Fund LP, a British Virgin Islands international limited partnership, Passport Master Fund II LP, a British Virgin Islands international limited partnership, Ralph K. McClusky II, an individual whose address is 402 Jackson Street, San Francisco, California 94111 and John H. Burbank III, an individual whose address is 402 Jackson Street, San Francisco, California 94111, hereby acknowledge and agree that the information required by the
Schedule 13G, to which this agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments and supplements thereto shall also be filed on behalf of each of them.


DATED:	April 9, 2004

	PASSPORT MANAGEMENT LLC

		/s/ Ralph K. McClusky II
	By: 	_________________________
		Ralph K. McClusky II
	Its:  	Co-Manager

		/s/ John H. Burbank III
	By:	_________________________
		John H. Burbank III
	Its:  	Co-Manager

	PASSPORT MASTER FUND LP

	By:  	Passport Holdings LLC, its General Partner

			/s/ Ralph K. McClusky II
		By:  _________________________
			Ralph K. McClusky II
		Its:  	Co-Manager

			/s/ John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager

	PASSPORT MASTER FUND II LP

	By:  	Passport Holdings LLC, its General Partner

			/s/ Ralph K. McClusky II
		By:  _________________________
			Ralph K. McClusky II
		Its:  	Co-Manager

			/s/ John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager

RALPH K. MC CLUSKEY II (Individually)
	/s/ Ralph K. McClusky II
	__________________________



JOHN H. BURBANK III (Individually)

	/s/ John H. Burbank III
	__________________________